17005122

\TES
\GE COMMISSION
20549

SEC
Mail Processing
Section
FEB 28 2017
Washington DC
416

OMB APPROVAL	
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SEC FILE NUMBER
[redacted]

8-26145

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Capital Hill Group, Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5 Tudor City Place, Apt 1315
(No. and Street)

New York (City) New York (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary Spirer (212) 681-8571
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PMB Helin Donovan, LLP
(Name – *if individual, state last, first, middle name*)

5918 W. Courtyard Drive, Suite 500 (Address) **Austin** (City) **Texas** (State) **78730** (Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gary Spirer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Hill Group, Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public

ALEXANDRA W SPIRER
Notary Public - State of New York
NO. 01SP6040328
Qualified in New York County
My Commission Expires 2018

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Operations.
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Capital Hill Group, Inc.

Financial Statements

(With Independent Auditors' Report Thereon)

December 31, 2016

PMB Helin Donovan

Capital Hill Group, Inc.
Index to Financial Statements and Supplemental Schedule
December 31, 2016

CAPITAL HILL GROUP, INC.
Statement of Financial Condition
December 31, 2016

Assets:		
Cash	$	13,089
Receivables from non-customers - Due from affiliate		199,446
Total assets	$	212,535
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	3,000
Total liabilities		3,000
Stockholder's equity:		
Common stock, 100 shares authorized with $10.00 par value, 100 issued and outstanding		1,000
Additional paid-in capital		278,976
Accumulated deficit		(70,441)
Total stockholder's equity		209,535
Total liabilities and stockholder's equity	$	212,535

See notes to the financial statements and report of independent registered public accounting firm.

CAPITAL HILL GROUP, INC.

Statement of Operations

For the Year Ended December 31, 2016

Interest income	$	-
Operating expenses:		
Regulatory fees and expenses		3,004
Other expenses		11,375
Total operating expenses		14,379
Net loss	$	(14,379)

See notes to the financial statements and report of independent registered public accounting firm.

CAPITAL HILL GROUP, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended Decmeber 31, 2016

	Shares	Capital Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at December 31, 2015	100	$ 1,000	$ 278,976	$ (56,062)	$ 223,914
Net loss	-	-	-	(14,379)	(14,379)
Balance at December 31, 2016	100	$ 1,000	$ 278,976	$ (70,441)	$ 209,535

See notes to the financial statements and report of independent registered public accounting firm.

PMB Helin Donovan

P.O. Box 202260
Austin, TX 78759
pmbhd.com

T 512.258.9670
F 512.258.5895

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Capital Hill Group, Inc.

We have audited the accompanying statement of financial condition of Capital Hill Group, Inc. (the "Company") as of December 31, 2016, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matters

The Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission as required under Rule 17a-5(e)(4)(i) of the Securities and Exchange Commission (collectively the "Supplemental Schedule") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Schedule is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Supplemental Schedule. In forming our opinion on the Supplemental Schedule, we evaluated whether they, including their form and content, are presented in conformity with Rule 15c3-1 of the Securities and Exchange Commission. In our opinion, the Supplemental Schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 24, 2017

CAPITAL HILL GROUP, INC.

Statement of Cash Flows

For the Year Ended Decmeber 31, 2016

Cash flows from operating activities:		
Net loss	$	(14,379)
Adjustments to reconcile net loss to net cash used in operating activities:		
Change in assets and liabilities:		
Due from affiliate		14,352
Net decrease in cash		(27)
Cash and cash equivalents at beginning of year		13,116
Cash and cash equivalents at end of year	$	13,089
Supplemental disclosures of cash flow information:		
Income taxes paid	$	-
Interest paid	$	-

See notes to the financial statements and report of independent registered public accounting firm.

Note 1 - Nature of Business

Capital Hill Group, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under the provisions of Paragraph K(2)(ii) of Rule 15c3-3 of the SEC, and accordingly is exempt from the remaining provisions of that Rule. The Company is a limited purpose broker dealer and is primarily engaged in the business of executing transactions relating to underwritings, real estate, oil and gas syndications, limited partnership offerings and other fee based investment advisory services. No revenue transactions were entered into during the year ended December 31, 2016.

Note 2 - Significant Accounting Policies

Basis of Accounting
These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles whereby revenues are recognized in the period earned and expenses when incurred.

Cash and Cash equivalents
For purposes of the statements of cash flows, the Company considers short-term investments, which may be withdrawn at any time without penalty, to be cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Financial instruments and credit risk
Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents and accrued expenses. The Company did not have cash balances in excess of federally insured limits as of December 31, 2016.

Fair Value Measurements
The fair value of the Company's financial instruments reflects the amounts that the Company estimates to receive in connection with the sale of an asset or paid in connection with the transfer of a liability in an orderly transaction between market participants at the measurement date (exit price). The fair value hierarchy that prioritizes the use of inputs used in valuation techniques is as follows:

Level 1 – quoted prices in active markets for identical assets and liabilities;
Level 2 – observable inputs other than quoted prices in active markets, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data;
Level 3 – unobservable inputs reflecting management's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Note 2 - Significant Accounting Policies (continued)

The carrying amounts of the Company's financial instruments, which include cash and cash equivalents other assets, accounts payable and accrued expenses, approximate their fair values due to their short maturities.

Income Taxes
The Company, with the consent of its shareholder, has elected to be an S corporation and has elected to treat the Company as a qualified subchapter S subsidiary under the Internal Revenue Code and similar state law. Instead of paying corporate income taxes, the stockholder is taxed individually on the Company's taxable income. Therefore, no provision or liabilities for federal income taxes has been made. The Company is liable in three state jurisdictions for either income or franchise taxes.

The Company uses a recognition threshold and measurement process for accounting for uncertain tax positions and also provides guidance on various related matters such as derecognition, interest, penalties, and disclosures required. The Company does not have any significant uncertain tax positions.

The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company's management believes it is no longer subject to income tax examinations for years prior to 2012.

Management Review
The Company has evaluated subsequent events through February 24, 2017, the date the financial statements were available to be issued.

Recent Accounting Pronouncements
Accounting standards that have been issued or proposed by the Financial Accounting Standards Board ("FASB") or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Note 3 - Related Party Transactions

The due from affiliate amount of $199,446 represents amounts owed to the Company by G.S. Equities, Inc., a corporation wholly owned by the shareholder of the Company.

Note 4 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule ("Rule 15c3-1"), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Company had net capital and net capital requirements of $10,089 and $5,000, respectively. The Company's aggregate indebtedness to net capital ratio was .3 to 1.

The Company is exempt from the customer protection provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

CAPITAL HILL GROUP, INC.

Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended December 31, 2016

Total stockholder's equity qualified for net capital	$	209,535
Deductions and/or charges		
Non-allowable assets:		
Due from affiliate		199,446
Total deductions and/or charges		199,446
Net capital before haircuts on securities		10,089
Haircuts on securities		-
Net capital	$	10,089
Aggregate indebtedness		
Accounts payable and accrued expenses	$	3,000
Total aggregate indebtedness	$	3,000
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
Net capital in excess of minimum requirement	$	5,089
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required	$	4,089
Ratio of aggregate indebtedness to net capital		0.3 to 1

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2016 as reported by Capital Hill Group, Inc. on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

See notes to the financial statements and report of independent registered public accounting firm.

PMB Helin Donovan

P.O. Box 202260
Austin, TX 78759
pmbhd.com

T 512.258.9670
F 512.258.5895

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REVIEW REGARDING THE EXEMPTIVE PROVISIONS OF RULE 15c3-3

To the Board of Directors of
Capital Hill Group, Inc.:

We have reviewed management's statements, included in the accompanying Capital Hill Group, Inc. Exemption Report, in which (1) Capital Hill Group, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c 3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) management stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 24, 2017

Capital Hill Group, Inc

5 Tudor City Place, Suite 1315, New York, NY 10017 (914) 610-0961 (p) (646) 349-5815 (f)

Exemption Report

Capital Hill Group, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports by 17 C.F.R § 240.17a-5(d)(1) and (4). To best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report because the Company had no obligations under 17 C.F.R § 240.15c3-3

(2) The Company met the identified exemption provisions in 17 C.F.R § 240.15c3-3 (k)(2)(i) throughout the most recent fiscal year without exemption.

Capital Hill Group, Inc.

Name of Company

I, Gary Spirer, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Gary Spirer

Title: PRESIDENT

PMB Helin Donovan

P.O. Box 202260
Austin, TX 78759
pmbhd.com

T 512.258.9670
F 512.258.5895

February 24, 2017

To the Members Of
Capital Hill Group, Inc.

We have audited the financial statements of Capital Hill Group, Inc. (the "Company") as of and for the year ended December 31, 2016. Professional standards require that we advise you of the following matters relating to our audit.

Our Responsibility under Public Company Accounting Oversight Board Standards

As communicated in our engagement letter dated December 10, 2016, our responsibility, as described by professional standards, is to plan and perform our audit to form and express an opinion about whether the financial statements that have been prepared by management with your oversight are presented fairly, in all material respects, in accordance with accounting principles generally accepted in the United States of America. Our audit of the financial statements does not relieve you or management of your respective responsibilities.

Our responsibility, as prescribed by professional standards, is to plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether caused by error or fraud. Accordingly, there is some risk that a material misstatement would remain undetected. Although not absolute assurance, reasonable assurance is a high level of assurance. Also, a financial statement audit is not designed to detect error or fraud that is immaterial to the financial statements. An audit of financial statements includes consideration of internal control over financial reporting sufficient to plan the audit and to determine the nature, timing, and extent of audit procedures to be performed. An audit of financial statements is not designed to provide assurance on internal control or to identify internal control deficiencies. Accordingly, as part of our audit, we considered the internal control of the Company solely for the purpose of determining our audit procedures and not to provide any assurance concerning such internal control.

We are also responsible for communicating significant matters related to the audit that are, in our professional judgment, relevant to your responsibilities in overseeing the financial reporting process. However, we are not required to design procedures for the purpose of identifying other matters to communicate to you.

Significant Issues with Regard to Appointment or Retention of the Auditor

In the normal course of our professional association with the Company, we generally discuss a variety of matters, including the application of accounting principles and auditing standards, business conditions affecting the entity, and business plans and strategies that may affect the risks of material misstatement.

No significant issues were encountered in connection with our retention as the auditors of the Company.

No significant discussions were held regarding the application of accounting principles and auditing standards during the retention process.

Significant Risks Identified during Risk Assessment Procedures

The following significant risks were identified during the performance of our risk assessment procedures: Management override of internal controls and revenue recognition.

Significant Changes to Our Planned Audit Strategy or to the Significant Risks Originally Identified

There were no changes made to our planned audit strategy and to the significant risks originally identified during the performance of risk assessment procedures.

PMB Helin Donovan

Significant Accounting Policies and Practices, and Significant Unusual Transactions

Management has the responsibility to select and use appropriate accounting policies. A summary of the significant accounting policies adopted by the Company is included in Note 2 to the financial statements.

There have been no initial selection of accounting policies and no changes in significant accounting policies or their application during 2016. No matters have come to our attention that would require us, under professional standards, to inform you about (1) the methods used to account for significant unusual transactions and (2) the effect of significant accounting policies in controversial or emerging areas for which there is a lack of authoritative guidance or consensus.

No matters have come to our attention that would require us, under professional standards, to inform you about the effect of significant accounting policies in controversial or emerging areas for which there is a lack of authoritative guidance or consensus.

Critical Accounting Policies and Practices

The revenue recognition accounting policy and practices are generally considered the most critical. As there was no revenue this was not applicable in 2016. We alsofocus on the net capital calculation.

Critical Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's current judgments. Those judgments are normally based on knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements or their high degree of subjectivity, and because of the possibility that future events affecting them may differ markedly from management's current judgments.

The most sensitive accounting estimate affecting the financial statements is the fair value of financial instruments. Disclosures about the fair value of financial instruments can be found in Note 3. We evaluated the key factors and assumptions used to develop the estimate and determined that it is reasonable in relation to the basic financial statements taken as a whole.

Certain financial statement disclosures involve significant judgment and are particularly sensitive because of their significance to financial statement users. The most sensitive disclosures affecting the Company's financial statements relate to: revenue recognition, commitments and contingencies, net capital requirements, and fair value estimates.

Auditor's Evaluation of the Quality of the Entity's Financial Reporting

The primary responsibility for establishing an entity's accounting principles rests with management and includes not only the appropriateness of the accounting policies and practices, but also the quality of such policies, including the identification of critical accounting policies and practices, critical accounting estimates, and significant unusual transactions. Quality policies and practices include the consistency of the entity's accounting policies and their application, the clarity and completeness of the entity's financial statements and related disclosures, and items that could have a significant effect on the faithfulness, verifiability, and objectivity of the accounting information included in the financial statements. Pursuant to professional standards, our responsibility is to evaluate, assess, and communicate our conclusions of the quality of management's financial reporting to the audit committee.

Based on our evaluation, we have found the quality of management's disclosures about significant and critical accounting policies acceptable.

The following is the basis for our conclusions regarding the reasonableness of management's critical accounting estimates: evaluation of the consistency of and rationale of assumptions used by management.

Based on our evaluation, we have found that management's financial statement presentation, including the form, arrangement, and content of the financial statements and the related disclosures are in accordance with accounting principles generally accepted in the United States of America.

We did not identify any new accounting pronouncements applicable to the entity.

We did not identify any alternative accounting treatments permissible under accounting principles generally accepted in the United States of America for policies and practices related to material items that are applicable to the entity.

Other Information in Documents Containing Audited Financial Statements

Pursuant to professional standards, our responsibility as auditors for other information in documents containing the Company's audited financial statements does not extend beyond the financial information identified in the audit report, and we are not required to perform any procedures to corroborate such other information.

Our responsibility also includes communicating to you any information which we believe is a material misstatement of fact. Nothing came to our attention that caused us to believe that such information, or its manner of presentation, is materially inconsistent with the information, or manner of its presentation, appearing in the financial statements.

Difficult or Contentious Matters for Which the Auditor Consulted

We encountered no difficult or contentious matters for which we consulted outside of the engagement team.

Management's Consultations with Other Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters. Management informed us that, and to our knowledge, there were no consultations with other accountants regarding auditing and accounting matters.

Going Concern

Pursuant to professional standards, we are required to communicate to you, when applicable, certain matters relating to our evaluation of the entity's ability to continue as a going concern for a reasonable period of time, including the effects on the financial statements and the adequacy of the related disclosures, and the effects on the auditor's report. No such matters or conditions have come to attention during our audit engagement.

Uncorrected and Corrected Misstatements

For the purposes of this letter, professional standards require that we provide to you a schedule of uncorrected misstatements related to accounts and disclosures, and discuss with you the basis for the determination that the uncorrected misstatements were immaterial, including the qualitative factors considered. Additionally, we are required to communicate to you the future-period impact of the current-period uncorrected misstatements on the financial statements.

In addition, we are required to communicate misstatements, other than those determined to be clearly trivial, related to accounts and disclosures identified during the audit engagement that have been corrected by management. These audit adjustments, in our judgment, may not have been detected except through the performance of auditing procedures. An audit adjustment may or may not indicate matters that could have a significant effect on the entity's financial reporting process (that is, could potentially cause future financial statements to be materially misstated). In our judgment, none of the adjustments we proposed, whether recorded or not by the entity, either individually or in the aggregate, indicate matters that could have a significant effect on the entity's financial reporting process.

PMB Helin Donovan

There were no uncorrected misstatements at and for the year ended December 31, 2016. There were no corrected misstatements at or for the year ended December 31, 2016.

Material Written Communications

We have had no other material written communications with management.

Departure from the Auditor's Standard Report

We do not expect to issue a modified opinion or an opinion that includes explanatory language in the auditor's report.

Disagreements with Management

For purposes of this letter, disagreements with management involve matters, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter, which could be significant to the Company's financial statements or the auditor's report. No such disagreements arose during the course of the audit.

Significant Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management relating to the performance of the audit.

Independence

PCAOB Rule 3526, Communication with Audit Committees Concerning Independence, requires that we disclose to you in writing, at least annually, all relationships between our firm and its affiliates and the Company and its related entities or persons in financial reporting oversight roles at your company that may reasonably be thought to bear on independence.

We are not aware of any relationships between PMB Helin Donovan, LLP and the Company that may reasonably be thought to bear on our independence.

We confirm that we are independent of the Company in compliance with Rule 3520 and within the meaning of the federal securities laws administered by the Securities and Exchange Commission.

Other Matters

With respect to the supplementary information accompanying the financial statements, we made certain inquiries of management and evaluated the form, content, and methods of preparing the information to determine that the information complies with accounting principles generally accepted in the United States of America, the method of preparing has not changed from the prior year, and the information is appropriate and complete in relation to our audit of the financial statements. We compared and reconciled the supplementary information to the underlying accounting records used to prepare the financial statements of to the financial statements themselves.

This report is intended solely for the information and use of the Members and management of the Company and is not intended to be and should not be used by anyone other than these specified parties.

Very Truly Yours,

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 24, 2017